Contact:
Eli D. Scher Chief Executive Officer GSME Acquisition Partners I (86) 21-6271-6777
FOR IMMEDIATE RELEASE

GSME ACQUISITION PARTNERS I
COMPLETES INITIAL PUBLIC OFFERING

Shanghai, China, November 25, 2009 – GSME Acquisition Partners I (OTC Bulletin Board: GSMEF) announced today that it has completed its initial public offering of 3,600,000 units.  Each unit consists of one ordinary share and one warrant.  The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $36,000,000 to the Company.  Cohen & Company Securities, LLC acted as representative of the underwriters for the initial public offering and Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc. (Nasdaq: RODM), and I-Bankers Securities, Inc. acted as co-managers.  A copy of the prospectus may be obtained from Cohen & Company Securities, LLC, 135 East 57th Street, New York, New York 10022.

The Company also announced the simultaneous consummation of the private sale of 3,600,000 warrants at a price of $0.50 per warrant, generating total proceeds of $1,800,000.  The warrants were purchased by MCK Capital Co., Limited, an affiliate of Jing Dong Gao, the Company’s chairman of the board, together with Eli D. Scher, the Company’s chief executive officer, and Lawrence S. Wizel, a consultant to the Company.  The warrants are identical to the warrants included in the units sold in the initial public offering except that these insider warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by the Company, in each case so long as they are still held by these purchasers or their affiliates.  The purchasers of the warrants have agreed that the warrants will not be sold or transferred by them until 60 days after the Company has completed a business combination.

Of the proceeds received from the consummation of the initial public offering and private sale of warrants, $36,000,000 was placed in trust.  Audited financial statements of the Company as of November 25, 2009 reflecting receipt of the proceeds upon consummation of the initial public offering and private sale of warrants have been prepared by the Company and will be included as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K to be filed by the Company with the Securities and Exchange Commission.

GSME Acquisition Partners I is a newly formed blank check company organized for the purpose of acquiring, through a share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business, or control of such operating business, through contractual arrangements, that has its principal operations located in the People’s Republic of China.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

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